Exhibit 99.1

Bilibili Inc. Announces Second Quarter 2022 Financial Results

SHANGHAI, September 8, 2022 — Bilibili Inc. (“Bilibili” or the “Company”) (NASDAQ: BILI and HKEX: 9626), an iconic brand and a leading video community for young generations in China, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Highlights:

•	Total net revenues reached RMB4.9 billion (US$732.9 million), a 9% increase from the same period in 2021.

•	Average monthly active users (MAUs1) reached 305.7 million, a 29% increase from the same period in 2021.

•	Average daily active users (DAUs1) reached 83.5 million, a 33% increase from the same period in 2021.

•	Average monthly paying users (MPUs2) reached 27.5 million, a 32% increase from the same period in 2021.

“Confronting the immense challenges of the macro-environment and COVID-19 lockdowns in the second quarter, we are pleased to have continued to grow our high-quality user base and control our expenses. We believe the largest impact of the pandemic is behind us, and we are poised to regain our growth momentum and improve our margins in the second half of 2022,” said Mr. Rui Chen, chairman and chief executive officer of Bilibili. “Our ever-growing content in various formats, such as Story Mode, steered our growing user base and increased user engagement in the second quarter. Particularly, our MAUs reached a record 306 million, up 29% year-over-year, marking another exciting milestone. Our DAUs grew even faster at 33% year-over-year, driving our DAU/MAU ratio to 27.3%, up from 26.4% in the same period last year. The execution of our monetization initiatives also supported our ability to convert users to paying users in the second quarter. Simultaneously, we grew our advertising market share, bucking broad industry trends. Moving through the back half of 2022, we expect to benefit from an improved macro-landscape where we can further grow our business, while continuing to control costs and close the gap on our net loss.”

Mr. Sam Fan, chief financial officer of Bilibili, said, “Despite the macro headwinds, our net revenues reached RMB4.9 billion in the second quarter, up 9% year-over-year. In particular, our advertising revenues and VAS revenues grew 10% and 29%, respectively, year-over-year, against the backdrop of a grueling industry climate. More importantly, we increased our user base while implementing rigorous expense control measures that decreased sales and marketing expenses by 16% year-over-year. Our proposed conversion to primary listing on The Main Board of The Stock Exchange of Hong Kong Limited is expected to be effective on October 3, 2022. We believe our binary approach will further expand our investor base and provide us with more flexibility in the capital market.”

Second Quarter 2022 Financial Results

Total net revenues. Total net revenues were RMB4.9 billion (US$732.9 million), representing an increase of 9% from the same period of 2021.

Mobile games. Revenues from mobile games were RMB1,046.2 million (US$156.2 million), compared with

RMB1,233.2 million in the same period of 2021. The change was mainly due to the lack of popular new exclusively distributed game releases in the first half of 2022.

Value-added services (VAS). Revenues from VAS were RMB2,103.5 million (US$314.0 million), representing an increase of 29% from the same period of 2021, mainly attributable to the Company’s enhanced monetization efforts, led by an increased number of paying users for the Company’s value-added services including the premium membership program, live broadcasting services and other value-added services.

Advertising. Revenues from advertising were RMB1,158.3 million (US$172.9 million), representing an increase of 10% from the same period of 2021. This increase was primarily attributable to further recognition of Bilibili’s brand name in China’s online advertising market, as well as Bilibili’s improved advertising efficiency.

E-commerce and others. Revenues from e-commerce and others were RMB601.0 million (US$89.7 million), representing an increase of 4% from the same period of 2021.

Cost of revenues. Cost of revenues was RMB4,170.6 million (US$622.7 million), representing an increase of 19%, compared with the same period of 2021. The increase was mainly due to higher revenue-sharing costs and content costs. Revenue-sharing costs, a key component of cost of revenues, was RMB2,068.4 million (US$308.8 million), representing an increase of 18% from the same period in 2021.

Gross profit. Gross profit was RMB738.3 million (US$110.2 million), compared with RMB989.0 million in the same period of 2021.

Total operating expenses. Total operating expenses were RMB2,929.3 million (US$437.3 million), representing an increase of 17% from the same period of 2021.

Sales and marketing expenses. Sales and marketing expenses were RMB1,172.0 million (US$175.0 million), representing a 16% decrease year-over-year. The decrease was primarily attributable to less promotional spending in the first half of 2022 and was partially offset by an increase in headcount in sales and marketing personnel.

General and administrative expenses. General and administrative expenses were RMB625.7 million (US$93.4 million), representing a 44% increase year-over-year. The increase was primarily due to increased headcount in general and administrative personnel, higher rental expenses and expenses related to organizational optimization.

Research and development expenses. Research and development expenses were RMB1,131.7 million (US$169.0 million), representing a 68% increase year-over-year. The increase was primarily due to increased headcount in research and development personnel, increased share-based compensation expenses and termination expenses of certain game projects.

Loss from operations. Loss from operations was RMB2,191.1 million (US$327.1 million), compared with RMB1,520.6 million in the same period of 2021.

Others, net. Others, net was RMB145.9 million (US$21.8 million), compared with negative RMB34.0 million in the same period of 2021. The change was primarily attributable to gains of RMB137.0 million from the repurchase of convertible senior notes.

Income tax expense. Income tax expense was RMB26.8 million (US$4.0 million), compared with RMB21.7 million in the same period of 2021.

Net loss. Net loss was RMB2,010.4 million (US$300.2 million), compared with RMB1,121.8 million in the same period of 2021.

Adjusted net loss3. Adjusted net loss, which is a non-GAAP measure that excludes share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, gain/loss on fair value change in investments in publicly traded companies, gain on the repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects, was RMB1,967.9 million (US$293.8 million), compared with RMB1,324.7 million in the same period of 2021.

Basic and diluted EPS and adjusted basic and diluted EPS3. Basic and diluted net loss per share were RMB5.08 (US$0.76), compared with RMB2.91 in the same period of 2021. Adjusted basic and diluted net loss per share were RMB4.98 (US$0.74), compared with RMB3.44 in the same period of 2021.

Cash and cash equivalents, time deposits and short-term investments. As of June 30, 2022, the Company had cash and cash equivalents, time deposits, and short-term investments of RMB24.9 billion (US$3.7 billion).

Share Repurchase Program and Repurchase of Convertible Senior Notes

The Company announced in March 2022 that its board of directors had authorized a share repurchase program, under which the Company may repurchase up to US$500 million of its ADSs for the next 24 months. During the second quarter of 2022, approximately 1.2 million ADSs were repurchased under this program for a total cost of US$23.6 million. The Company had repurchased a total of 2.6 million ADSs for a total cost of US$53.6 million as of June 30, 2022.

In addition, the Company repurchased an aggregate principal amount of US$71.4 million of December 2026 Notes with a total cash consideration of US$49.8 million in the second quarter of 2022. The Company had repurchased a total principal amount of US$275.4 million December 2026 Notes for a total cost of US$197.7 million as of June 30, 2022.

The Company’s repurchase programs of its ADSs or convertible senior notes will depend upon a variety of factors, including market conditions. These programs may be suspended or discontinued at any time.

Recent Development

The Company applied to the Hong Kong Stock Exchange with regard to its proposed conversion to primary listing (the “Proposed Conversion”) and received acknowledgement from the Hong Kong Stock Exchange on April 29, 2022. The effective date of the Proposed Conversion is expected to be October 3, 2022 (the “Effective Date”). All necessary shareholders’ approval in respect to the Proposed Conversion had been obtained at the Company’s annual general meeting held on June 30, 2022. Upon the Effective Date, the Company will become dual primary listed on The Main Board of Hong Kong Stock Exchange in Hong Kong and the Nasdaq Global Select Market in the United States, and will continue to make the necessary arrangements to facilitate compliance with all applicable laws, regulations and stock exchange rules as a dual-primary listed issuer on both markets.

Outlook

For the third quarter of 2022, the Company currently expects net revenues to be between RMB5.6 billion and RMB5.8 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates, which are all subject to various uncertainties, including those related to the ongoing COVID-19 pandemic.

[1]

Starting from the second quarter of 2022, we count our active users as the sum of active users on mobile apps and PC ends during a given period. We calculate active users on mobile apps based on the number of mobile devices (including smart TV and other smart devices) that have launched our mobile apps during a given period. Active users on the PC ends refer to the sum of valid logged-in users who visit our PC website at www.bilibili.com and engage in PC application during a given period, after eliminating duplicates.

[2]

The paying users refer to users who make payments for various products and services on our platform, including purchases in games and payments for VAS (excluding purchases on our e-commerce platform). A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user and we add the number of paying users of Maoer toward our total paying users without eliminating duplicates. Starting from the second quarter of 2022, we add the number of paying users of smart TVs toward our total paying users without eliminating duplicates.

[3]

Adjusted net loss and adjusted basic and diluted EPS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on September 8, 2022 (8:00 PM Beijing/Hong Kong time on September 8, 2022).

Details for the conference call are as follows:

Event Title:                  Bilibili Inc. Second Quarter 2022 Earnings Conference Call

Registration Link:        https://register.vevent.com/register/BI3744badaab43494aadb018b5519c7a53

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Additionally, a live webcast of the conference call will be available on the Company’s investor relations website at http://ir.bilibili.com, and a replay of the webcast will be available following the session.

About Bilibili Inc.

Bilibili is an iconic brand and a leading video community with a mission to enrich the everyday life of young generations in China. Bilibili offers a wide array of video-based content with All the Videos You Like as its value proposition. Bilibili builds its community around aspiring users, high-quality content, talented content creators and the strong emotional bond among them. Bilibili pioneered the “bullet chatting” feature, a live commenting function that has transformed the viewing experience by displaying thoughts and feelings of other audience viewing the same video. It has now become the welcoming home of diverse interests for young generations in China and the frontier to promote Chinese culture across the world.

For more information, please visit: http://ir.bilibili.com.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP measures, such as adjusted net loss, adjusted net loss per share and per ADS, basic and diluted, in evaluating its operating results and for financial and operational decision-making purposes. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, amortization expense related to intangible assets acquired through business acquisitions, income tax related to intangible assets acquired through business acquisitions, (gain)/loss on fair value change in investments in publicly traded companies, gain on repurchase of convertible senior notes, expenses related to organizational optimization and termination expenses of certain game projects. The Company believes that the non-GAAP financial measures provide useful information about the Company’s results of operations, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company’s operating performance, cash flows or liquidity, investors should not consider them in isolation, or as a substitute for net loss, cash flows provided by operating activities or other consolidated statements of operations and cash flows data prepared in accordance with U.S. GAAP.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results.”

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022 set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, the impact of COVID-19, outlook and quotations from management in this announcement, as well as Bilibili’s strategic and operational plans, contain forward-looking statements. Bilibili may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Bilibili’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the impact of the COVID-19 pandemic on Bilibili’s business, results of operations, financial condition, and stock price; Bilibili’s strategies; Bilibili’s future business development, financial condition and results of operations; Bilibili’s ability to retain and increase the number of users, members and advertising customers, provide quality content, products and services, and expand its product and service offerings; competition in the online entertainment industry; Bilibili’s ability to maintain its culture and brand image within its addressable user communities; Bilibili’s ability to manage its costs and expenses; PRC governmental policies and regulations relating to the online entertainment industry, general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509-9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com

BILIBILI INC.

Unaudited Condensed Consolidated Statements of Operations

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	RMB	RMB	RMB	RMB	RMB
Net revenues:
Mobile games	1,233,164	1,357,818	1,046,236	2,403,910	2,404,054
Value-added services (VAS)	1,634,943	2,052,192	2,103,458	3,131,472	4,155,650
Advertising	1,049,149	1,040,770	1,158,252	1,763,836	2,199,022
E-commerce and others	577,998	603,319	600,985	1,097,109	1,204,304

Total net revenues	4,495,254	5,054,099	4,908,931	8,396,327	9,963,030
Cost of revenues	(3,506,272)	(4,246,858)	(4,170,646)	(6,469,469)	(8,417,504)
Gross profit	988,982	807,241	738,285	1,926,858	1,545,526
Operating expenses:
Sales and marketing expenses	(1,399,920)	(1,253,914)	(1,171,974)	(2,399,979)	(2,425,888)
General and administrative expenses	(435,945)	(535,296)	(625,665)	(824,476)	(1,160,961)
Research and development expenses	(673,679)	(1,008,843)	(1,131,708)	(1,253,933)	(2,140,551)

Total operating expenses	(2,509,544)	(2,798,053)	(2,929,347)	(4,478,388)	(5,727,400)

Loss from operations	(1,520,562)	(1,990,812)	(2,191,062)	(2,551,530)	(4,181,874)
Other income/(expenses):
Investment income/(loss), net	455,247	(626,316)	82,043	623,459	(544,273)
Interest income	14,276	34,300	55,968	25,553	90,268
Interest expense	(35,601)	(62,435)	(61,177)	(68,846)	(123,612)
Exchange gains/(losses)	20,484	(6,264)	(15,262)	(7,939)	(21,526)
Others, net	(33,957)	397,154	145,887	(13,194)	543,041

Total other income/(expenses), net	420,449	(263,561)	207,459	559,033	(56,102)

Loss before income tax	(1,100,113)	(2,254,373)	(1,983,603)	(1,992,497)	(4,237,976)
Income tax	(21,700)	(29,759)	(26,842)	(34,175)	(56,601)

Net loss	(1,121,813)	(2,284,132)	(2,010,445)	(2,026,672)	(4,294,577)
Net loss attributable to noncontrolling interests	1,235	2,150	3,518	2,539	5,668

Net loss attributable to the Bilibili Inc.’s shareholders	(1,120,578)	(2,281,982)	(2,006,927)	(2,024,133)	(4,288,909)
Net loss per share, basic	(2.91)	(5.80)	(5.08)	(5.47)	(10.88)
Net loss per ADS, basic	(2.91)	(5.80)	(5.08)	(5.47)	(10.88)
Net loss per share, diluted	(2.91)	(5.80)	(5.08)	(5.47)	(10.88)
Net loss per ADS, diluted	(2.91)	(5.80)	(5.08)	(5.47)	(10.88)
Weighted average number of ordinary shares, basic	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ADS, basic	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ordinary shares, diluted	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ADS, diluted	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409

The accompanying notes are an integral part of this press release.

BILIBILI INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	RMB	RMB	RMB	RMB	RMB
Share-based compensation expenses included in:
Cost of revenues	16,686	23,033	15,079	31,236	38,112
Sales and marketing expenses	13,130	12,592	13,339	26,142	25,931
General and administrative expenses	132,931	145,995	136,880	258,954	282,875
Research and development expenses	76,766	96,242	91,400	137,576	187,642

Total	239,513	277,862	256,698	453,908	534,560

BILIBILI INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except for share and per share data)

	December 31, 2021	June 30, 2022
	RMB	RMB
Assets
Current assets:
Cash and cash equivalents	7,523,108	3,491,471
Time deposits	7,632,334	11,827,483
Accounts receivable, net	1,382,328	1,430,427
Prepayments and other current assets	4,848,364	4,008,486
Short-term investments	15,060,722	9,598,710

Total current assets	36,446,856	30,356,577

Non-current assets:
Property and equipment, net	1,350,256	1,481,859
Production cost, net	1,083,772	1,472,547
Intangible assets, net	3,835,600	4,583,451
Goodwill	2,338,303	2,725,130
Long-term investments, net	5,502,524	6,354,323
Other long-term assets	1,495,840	1,529,740

Total non-current assets	15,606,295	18,147,050

Total assets	52,053,151	48,503,627

Liabilities
Current liabilities:
Accounts payable	4,360,906	5,501,052
Salary and welfare payables	995,451	868,129
Taxes payable	203,770	238,429
Short-term loan	1,232,106	1,449,049
Deferred revenue	2,645,389	2,777,120
Accrued liabilities and other payables	2,633,389	2,157,209

Total current liabilities	12,071,011	12,990,988
Non-current liabilities:
Long-term debt	17,784,092	16,922,598
Other long-term liabilities	481,982	647,327

Total non-current liabilities	18,266,074	17,569,925

Total liabilities	30,337,085	30,560,913

Total Bilibili Inc.’s shareholders’ equity	21,703,667	17,935,983
Noncontrolling interests	12,399	6,731

Total shareholders’ equity	21,716,066	17,942,714

Total liabilities and shareholders’ equity	52,053,151	48,503,627

BILIBILI INC.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share data)

	For the Three Months Ended			For the Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2021	June 30, 2022
	RMB	RMB	RMB	RMB	RMB
Net loss	(1,121,813)	(2,284,132)	(2,010,445)	(2,026,672)	(4,294,577)
Add:
Share-based compensation expenses	239,513	277,862	256,698	453,908	534,560
Amortization expense related to intangible assets acquired through business acquisitions	26,016	56,997	39,338	52,161	96,335
Income tax related to intangible assets acquired through business acquisitions	(1,514)	(7,981)	(10,028)	(3,028)	(18,009)
(Gain)/Loss on fair value change in investments in publicly traded companies	(466,895)	641,114	(305,185)	(692,082)	335,929
(Gain) on repurchase of convertible senior notes	—	(338,779)	(137,011)	—	(475,790)
Expenses related to organizational optimization Termination expenses of certain game projects	— —	— —	89,650 109,054	— —	89,650 109,054

Adjusted net loss	(1,324,693)	(1,654,919)	(1,967,929)	(2,215,713)	(3,622,848)

Net loss attributable to the Bilibili Inc.’s shareholders	(1,120,578)	(2,281,982)	(2,006,927)	(2,024,133)	(4,288,909)
Add:
Share-based compensation expenses	239,513	277,862	256,698	453,908	534,560
Amortization expense related to intangible assets acquired through business acquisitions	26,016	56,997	39,338	52,161	96,335
Income tax related to intangible assets acquired through business acquisition	(1,514)	(7,981)	(10,028)	(3,028)	(18,009)
(Gain)/Loss on fair value change in investments in publicly traded companies	(466,895)	641,114	(305,185)	(692,082)	335,929
(Gain) on repurchase of convertible senior notes	—	(338,779)	(137,011)	—	(475,790)
Expenses related to organizational optimization Termination expenses of certain game projects	— —	— —	89,650 109,054	— —	89,650 109,054

Adjusted net loss attributable to the Bilibili Inc.’s shareholders	(1,323,458)	(1,652,769)	(1,964,411)	(2,213,174)	(3,617,180)

Adjusted net loss per share, basic	(3.44)	(4.20)	(4.98)	(5.98)	(9.18)
Adjusted net loss per ADS, basic	(3.44)	(4.20)	(4.98)	(5.98)	(9.18)
Adjusted net loss per share, diluted	(3.44)	(4.20)	(4.98)	(5.98)	(9.18)
Adjusted net loss per ADS, diluted	(3.44)	(4.20)	(4.98)	(5.98)	(9.18)
Weighted average number of ordinary shares, basic	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ADS, basic	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ordinary shares, diluted	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409
Weighted average number of ADS, diluted	384,588,209	393,538,141	394,742,634	370,050,501	394,142,409

APPENDIX I

Weighted Voting Rights

Bilibili Inc. (the “Company”) is controlled through weighted voting rights. Each Class Y ordinary share entitles the holder to exercise 10 votes and each Class Z ordinary share entitles the holder to exercise one vote on all matters that require a shareholder’s vote, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires certain matters to be voted on a one vote per share basis (the “Reserved Matters”). The Company’s weighted voting rights structure enables Mr. Rui Chen, Ms. Ni Li and Mr. Yi Xu, holders of the Class Y ordinary shares (the “WVR Beneficiaries”), to exercise voting control over the Company notwithstanding that the WVR Beneficiaries do not hold a majority economic interest in the share capital of the Company. This allows the Company to benefit from the continued vision and leadership of the WVR Beneficiaries.

Shareholders and prospective investors are advised to be aware of the potential risks of investing in companies with weighted voting rights structures, in particular that interests of the WVR Beneficiaries may not necessarily always be aligned with those of our shareholders as a whole, and that the WVR Beneficiaries will be in a position to exert significant influence over the affairs of the Company and the outcome of shareholders’ resolutions, irrespective of how other shareholders vote. Prospective investors should make the decision to invest in the Company only after due and careful consideration.

As of June 30, 2022, the WVR Beneficiaries were interested in a total of 83,715,114 Class Y ordinary shares, representing a total of 73.2% voting rights in the Company with respect to shareholders’ resolutions relating to matters other than the Reserved Matters (excluding the Company’s repurchase of 2,640,832 Class Z ordinary shares in the form of ADSs held as treasury shares and 6,823,815 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans). Class Y ordinary shares may be converted into Class Z ordinary shares on a one-to-one ratio. Upon the conversion of the Class Y ordinary shares, the Company would redesignate 83,715,114 Class Y ordinary shares and reissue the same number of Class Z ordinary shares, representing 21.4% of the issued share capital of the Company as at June 30, 2022 (excluding the Company’s repurchase of 2,640,832 Class Z ordinary shares in the form of ADSs held as treasury shares and 6,823,815 Class Z ordinary shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s share incentive plans).

As at June 30, 2022, Mr. Rui Chen was interested in and controlled through Vanship Limited 49,299,006 Class Y ordinary shares and held 102,000 Class Z ordinary shares in the form of ADSs, representing a total of 43.1% of the voting rights in the Company. Vanship Limited is controlled by a trust of which Mr. Chen and his family members are the beneficiaries. As at June 30, 2022, Ms. Ni Li was interested in and controlled through Saber Lily Limited 7,200,000 Class Y ordinary shares and 908,300 Class Z ordinary shares, representing a total of 6.4% of the voting rights in the Company. Saber Lily Limited is controlled by a trust, and Ms. Li and her family members are the trust’s beneficiaries. As at June 30, 2022, Mr. Yi Xu was interested in and controlled through Kami Sama Limited 27,216,108 Class Y ordinary shares and 151,100 Class Z ordinary shares and he held 45,000 Class Z ordinary shares in the form of ADSs directly, representing a total of 23.8% of the voting rights in the Company. Kami Sama Limited is controlled by a trust, and Mr. Xu and his family members are the trust’s beneficiaries.

The weighted voting rights attached to the Class Y ordinary shares will cease when none of the WVR Beneficiaries have beneficial ownership of any of the Class Y ordinary shares, in accordance with Rule 8A.22 of the Hong Kong Listing Rules. This may occur:

(i)

upon the occurrence of any of the circumstances set out in Rule 8A.17 of the Hong Kong Listing Rules, in particular where a WVR Beneficiary is: (1) deceased; (2) no longer a member of our board; (3) deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director; or (4) deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules;

(ii)

when a WVR Beneficiary have transferred to another person the beneficial ownership of, or economic interest in, all of the Class Y ordinary shares or the voting rights attached to them, other than in the circumstances permitted by Rule 8A.18 of the Hong Kong Listing Rules;

(iii)	where a vehicle holding Class Y ordinary shares on behalf of a WVR Beneficiary no longer complies with Rule 8A.18(2) of the Hong Kong Listing Rules; or

(iv)	when all of the Class Y ordinary shares have been converted to Class Z ordinary shares.

The Company confirms that it has, since its listing on the Hong Kong Stock Exchange and up to June 30, 2022, complied with the Corporate Governance Code set out in Appendix 14 to the Hong Kong Listing Rules to the extent required by Chapter 8A of the Hong Kong Listing Rules.

Nominating and Corporate Governance Committee

The Company’s nominating and corporate governance committee complies with Rules 8A.27 and 8A.30 of the Hong Kong Listing Rules. The members of the nominating and corporate governance committee are independent non-executive Directors, namely, Mr. JP Gan, Mr. Eric He and Mr. Feng Li. Mr. JP Gan is the chairman of the nominating and corporate governance committee.

The following is a summary of work performed by the nominating and corporate governance committee in respect of its corporate governance functions:

•	Reviewed the policies and practices of the Company on corporate governance and on compliance with legal and regulatory requirements.

•

Reviewed the Company’s compliance with the Corporate Governance Code to the extent required by Chapter 8A of the Hong Kong Listing Rules and the Company’s disclosure for compliance with Chapter 8A of the Hong Kong Listing Rules.

•	Made a recommendation to the board as to the appointment of the Company’s compliance advisor.

•

Reviewed and monitored the management of conflicts of interests between the Company and its subsidiaries and consolidated affiliated entities (the “Group”)/the shareholders on one hand and the WVR Beneficiaries on the other.

•	Reviewed and monitored all risks related to the weighted voting rights structure, including any connected transactions between the Group on one hand and any WVR Beneficiary on the other.

•

Reviewed the arrangements for the training and continuous professional development of directors and senior management (in particular, Chapter 8A of the Hong Kong Listing Rules and knowledge in relation to the risks relating to the weighted voting rights structure).

•

Reviewed and confirmed that the WVR Beneficiaries have been members of our board throughout the six months ended June 30, 2022 and no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the six months ended June 30, 2022, and they have complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the six months ended June 30, 2022.

•	Sought to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules.

•	Reported on the work of the nominating and corporate governance committee covering areas of its terms of reference.

The nominating and corporate governance committee recommended our board to continue the implementation of the corporate governance measures described above and to periodically review their efficacy.